April 15, 2025

Naveen Krishnarao Kulkarni
Chief Executive Officer and President
Quantumzyme Corp.
15656 Bernardo Center Drive Suite 801
San Diego, CA 92127

       Re: Quantumzyme Corp.
           Registration Statement on Form 10-12G
           Filed February 3, 2025
           File No. 000-56725
Dear Naveen Krishnarao Kulkarni:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Jessica Lockett, Esq.